BLANK ROME LLP

1271 Avenue of the Americas

New York, NY 10020

Telephone: (212) 885-5147

Facsimile: (917) 332-3028

July 18, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Exchange Place Advisors Trust

Sphere 500 Climate Fund

File Nos. 333-226989 and 811-23373

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, we are filing Post-Effective Amendment No. 48 under the Securities Act of 1933 and Amendment No. 50 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A for Exchange Place Advisors Trust (the “Registrant”). We are making this filing primarily to register a new class of shares of a series of the Registrant, the Sphere 500 Climate Fund.

We consent to the use of this letter in the Post-Effective Amendment.

Respectfully,

/s/ Stacy H. Louizos

Stacy H. Louizos